August 31, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James
Senior Assistant Chief Accountant Mail Stop 3030

Re:	Entellus Medical, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed August 4, 2016
File Number: 001-36814

Dear Mr. James:

The purpose of this letter is to confirm a telephone conversation between Amy E. Culbert of Fox Rothschild LLP, and Li Xiao on August 31, 2016, pursuant to which the Staff of the Division of Corporation Finance approved the request of Entellus Medical, Inc. to extend the due date for Entellus Medical’s response to the Staff’s comment letter dated August 30, 2016, File No. 001-36814, to no later than September 28, 2016.

If you have any questions, please do not hesitate to contact me at (763) 416-5772.

Sincerely,

/s/ Brent A. Moen

Brent A. Moen

Chief Financial Officer

cc:	Li Xiao, Assistant Chief Accountant